UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 16, 2023

HOLLY ENERGY PARTNERS, L.P.

(Exact name of Registrant as specified in its charter)

Delaware	001-32225	20-0833098
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2828 N. Harwood St., Suite 1300	Dallas, Texas	75201
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (214) 871-3555

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Limited Partner Units	HEP	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On August 16, 2023, Holly Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HF Sinclair Corporation, a Delaware corporation (“Parent”), Navajo Pipeline Co., L.P., a Delaware limited partnership and an indirect wholly owned subsidiary of Parent (“HoldCo”), Holly Apple Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of HoldCo (“Merger Sub”), HEP Logistics Holdings, L.P., a Delaware limited partnership and the general partner of the Partnership (“HLH”), and Holly Logistic Services, L.L.C., a Delaware limited liability company and the general partner of HLH (the “General Partner”), pursuant to which Merger Sub will merge with and into the Partnership, with the Partnership surviving as an indirect, wholly owned subsidiary of Parent (the “Merger”).

The Merger Agreement provides for consideration of both stock and cash in which each holder of common units of the Partnership (“Common Units”) would receive a combination of 0.315 shares of common stock, par value $0.01, of Parent and $4.00 in cash, without interest, for each publicly held Common Unit. The consummation of the Merger is subject to the approval of Parent stockholders and Partnership unitholders and the satisfaction of certain customary closing conditions.

On August 16, 2023, Parent and the Partnership issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated by reference into, this Current Report on Form 8-K.

The information set forth in this Item 7.01 and the attached Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Additional Information and Where You Can Find It

This report does not constitute a solicitation of any vote or approval with respect to the proposed Merger (the “Proposed Transaction”) between Parent and the Partnership. In connection with the Proposed Transaction, Parent and the Partnership expect to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by Parent that will include a joint proxy statement of Parent and the Partnership that also constitutes a prospectus of Parent. INVESTORS AND SECURITYHOLDERS OF PARENT AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. The registration statement and joint proxy statement/prospectus, when available, will be sent to securityholders of Parent and the Partnership relating to the Proposed Transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by Parent or the Partnership with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from Parent’s website at www.hfsinclair.com under the Investor Relations page or from the Partnership’s website at www.hollyenergy.com on the Investors page.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Parent, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about these persons is set forth in Parent’s proxy statement relating to its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023; Parent’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023; the Partnership Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the registration statement and proxy statement/prospectus and other relevant documents regarding the Proposed Transaction (if and when available), which will be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this Current Report on Form 8-K relating to matters that are not historical facts are “forward-looking statements” based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in the Parent’s and the Partnership’s filings with the SEC. Forward-looking statements use words such as “anticipate,” “project,” “will,” “expect,” “plan,” “goal,” “forecast,” “strategy,” “intend,” “should,” “would,” “could,” “believe,” “may,” and similar expressions and statements regarding Parent’s and the Partnership’s plans and objectives for future operations or the Proposed Transaction. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that Parent’s and the Partnership’s expectations will prove correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Any differences could be caused by a number of factors, including, but not limited to, the ability of Parent or the Partnership to consummate the Proposed Transaction; the risk that the Proposed Transaction does not occur; negative effects from the pendency of the Proposed Transaction; failure to obtain the required approvals for the Proposed Transaction; the time required to consummate the Proposed Transaction; the focus of management time and attention on the Proposed Transaction and other disruptions arising from the Proposed Transaction; the ability of the Parent to achieve the expected earnings per share and cash flow accretion and other expected benefits from the Proposed Transaction; legal proceedings that may be instituted against Parent or the Partnership following the announcement of the Proposed Transaction; the demand for and supply of crude oil and refined products, including uncertainty regarding the increasing societal expectations that companies address climate change; risks and uncertainties with respect to the actual quantities of petroleum products and crude oil shipped on our pipelines and/or terminalled, stored or throughput in our terminals and refinery processing units; the economic viability of Parent, the Partnership’s other customers and the Partnership’s joint ventures’ other customers, including any refusal or inability of the Partnership’s or the Partnership’s joint ventures’ customers or counterparties to perform their obligations under their contracts; the demand for refined petroleum products in the markets we serve; the Partnership’s ability to purchase operations and integrate the operations the Partnership has acquired or may acquire, including the acquired Sinclair Transportation business; the Partnership’s ability to complete previously announced or contemplated acquisitions; the availability and cost of additional debt and equity financing; the possibility of temporary or permanent reductions in production or shutdowns at refineries utilizing our pipelines, terminal facilities and refinery processing units, due to reductions in demand, accidents, unexpected leaks or spills, unscheduled shutdowns, infection in the workforce, weather events, global health events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting Parent’s and/or the Partnership’s operations, terminal facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of Parent’s and/or the Partnership’s suppliers, customers, or third-party providers or lower gross margins due to the economic impact of inflation and labor costs, and any potential asset impairments resulting from, or the failure to have adequate insurance coverage for or receive insurance recoveries from, such actions; the effects of current and future government regulations and policies, including increases in interest rates; delay by government authorities in issuing permits necessary for our business or our capital projects; the Partnership’s and the Partnership’s joint venture partners’ ability to complete and maintain operational efficiency in carrying out routine operations and capital construction projects; the possibility of terrorist or cyberattacks and the consequences of any such attacks; uncertainty regarding the effects and duration of global hostilities, including the Russia-Ukraine war, and any associated military campaigns which may disrupt crude oil supplies and markets for refined products and create instability in the financial markets that could restrict the Partnership’s ability to raise capital; general economic conditions, including economic slowdowns caused by a local or national recession or other adverse economic condition, such as periods of increased or prolonged inflation; the impact of recent or proposed changes in the tax laws and regulations that affect master limited partnerships; and other financial, operational and legal risks and uncertainties detailed from time to time in Parent’s and the Partnership’s SEC filings, and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated below, whether or not related to the Proposed Transaction. These risks, as well as other risks associated with the Proposed Transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Proposed Transaction. The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press release issued by HF Sinclair Corporation and Holly Energy Partners, L.P. on August 16, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLY ENERGY PARTNERS, L.P.

By: HEP LOGISTICS HOLDINGS, L.P.
its General Partner

By: HOLLY LOGISTIC SERVICES, L.L.C.
its General Partner

Date: August 16, 2023	By:	/s/ John Harrison
	Name:	John Harrison
	Title:	Senior Vice President,
Chief Financial Officer and Treasurer